

Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 11, 2007

<u>**Via facsimile and U.S. Mail**</u>

Hecht & Associates
275 Madison Ave., 28th Floor
New York, NY 10016

   Re: Gold Run Inc.
     Registration Statement on Form SB-2
     Filed December 15, 2006
     File No. 333-139412

Dear Sir or Madam:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2

General

1.   To minimize the likelihood that we will reissue comments, please make corresponding changes where applicable throughout your document. For example, we might comment on one section or example, but our silence on similar or related disclosure elsewhere does not relieve you of the need to make appropriate revisions elsewhere as appropriate.   We may have additional comments once you provide updated information.

2.   We note your financial information is for the period ending August 31, 2006. In your revised SB-2/A, please update your financial information as required by Rule 310(g) of Regulation S-B.

Cover page, page 3

3.   Please ensure that the cover page does not exceed one page. See Item 501(a) of Regulation S-B.

4.   Please disclose under the company name that the offering is an all-or-none basis offering.

5.   On the cover page, please name the officers and directors who will sell the common stock and briefly describe the role of those persons in the marketing of the securities.

6.   We note the statement that you "will attempt to have [y]our Common Stock quoted on the OTC Bulletin Board shortly after [y]our Registration Statement is declared effective." Explain to us the process you intend to follow and what expenses you expect to incur as a result.

7.   To the extent practicable, avoid vague terms. Rather than refer to "nominal prices" on page 18, disclose the prices.

Forward-Looking Statements, page 8

8.   Please remove the statement indicating that "[t]his prospectus contains forward statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934." Your status as a penny stock issuer and as a registrant engaged in an initial public offering prevents you from relying on the safe harbor for forward looking statements under the Private Securities Litigation Reform Act of 1995. If you choose to retain this section, please move it to a part of the prospectus that is not subject to the plain English requirements of Rule 421(d).

Risk Factors, page 9

9.   Please ensure that the captions and text of the risk factors provide meaningful
        disclosure. Rather than state that a fact or event may have a material adverse
        effect on you or your business, explain what the material adverse effect may be.
        Also, ensure that each individual captions identifies the risk described in the text
        of the risk factor as well as the facts giving rise to the risk.

10.   Please include risk factors that are specific to you and your operations. Avoid
        generic risk factors that can apply to any company. In this regard, we note the
        risk factor entitled "We will incur increased costs as the result of being a public
        company." As another example, customize the risk factor entitled "We may need
        to obtain additional financing over and above this public offering in order to meet
        our capital needs" to quantify the amount of additional financing you will need to
        carry out your business plan.

11.   Please avoid language that mitigates the risk you present. Discuss the risk
        directly and plainly. For example, remove clauses such as "there can be no
        assurance" and "there is no guarantee." Also remove the statement "[t]he exact
        effect of these factors cannot be accurately predicted, but any one of them could
        adversely affect your investment."

Plan of Distribution, page 22

12.   Please disclose that your management is selling the securities being offered, as
        noted on page 3. Also advise whether the members of your management taking
        part in the offering are registered brokers. If not, please discuss the reasons why
        you believe they are not required to register as brokers.

13.   Please disclose that funds will be "promptly" refunded unless all of the securities
        are sold within 60 days of the effectiveness of the registration statement or any
        extension thereof. See Exchange Act Rule 10b-9. In this regard, we note that
        Section 5(c) of the Escrow Agreement states that, "As soon as practicable after
        the Termination Date (but in no event later than the 30th business day following
        the Termination Date), all Proceeds received by the Escrow Agent (other than
        Proceeds previously disbursed or to be distributed by the Escrow Agent pursuant
        to Section 5(a) or Section 5(b) shall be returned by check directly to the
        Subscriber having provided such Proceeds." Please be advised that in most
        cases, we consider "promptly" to mean within three business days.

14.   Please disclose how you will inform purchasers who already have submitted
        funds whether you will exercise the 30-day extension.

15.   Please disclose whether the company's officers and directors will be able to purchase securities in the offering in order to reach the minimum of 8 million shares.

Directors, Executive Officers, Promoters and Controls Persons, page 23

16.   Please estimate the time that Mr. Ernest M. Cleave devotes to your business.

Description of Business, page 33

17.   Please provide objective third-party support for the statement that "[i]n the event that gold is produced from our properties, we believe that wholesale purchasers for the gold would be readily available."

Report to Security Holders, page 37

18.   Please revise the address of the public reference room, which is currently located at 100 F St, N.E., Washington, DC 20549.

Description of Property, page 38

19.   Please define the term "mineral lode claims."

20.   We note that Mr. Mathewson has provided a representation indicating that he will have no direct or indirect interest in any of the lease payments made to KM Exploration, Ltd., of which he is a 50% owner. Please discuss in detail how Mr. Mathewson intends to accomplish this. We note, for example, you disclosure on page 53 that "In the event that we pay a net smelter return royalty to KM Exploration, Ltd., between one-third and one-half of 1% of any such royalty must be paid directly to Mr. Mathewson under the terms of our property leases, depending upon the specific lease agreement."

21.   Please disclose that the property leases can be terminated at any time upon 60 days advance notice, as noted on pages 64 through 66.

Certain Relationships and Related Transactions, page 46

22.   Disclose how the terms of the related party transactions were determined and whether they are equivalent to terms agreed upon in similar transactions with unaffiliated parties.

Interested Party Transactions Involving Mr. David C. Matthewson, page 46

23.   Please explain the purpose of entering into the Amended and Restated Agreement with Mr. Mathewson. It is not clear whether the agreement was

entered into in connection with the employment of Mr. Mathewson or whether it was entered for another purpose. In this regard, we note that Mr. Mathewson entered into a separate employment agreement. We also note, however, that you included in a footnote to the compensation table the common stock that Mr. Mathewson acquired pursuant to the Amended and Restated Agreement. We may have further comments.

Market for Common Stock and Related Stockholder Matters, page 51

24.   Please reconcile the statement that you "are not registering any securities other than [y]our Common Stock and the warrants which may be issuable to dealers to the extent that they may participate in this offering" on page 51 with footnote 1 on the front cover of the registration statement under "Calculation of Registration Fee" where you indicate that "[u]p to 560 warrants may be issued to dealers who participate in the offering by the registrant and neither these warrants or the shares underlying the exercise of the warrants are being registered."

Common Stock and Warrants

Warrants, page 69

25.   Tell us more specifically how you accounted for the issuance of the founder shares of common stock and units and why management has allocated the full consideration paid to the common shares. Further, tell us how the 21,400,000 shares issued reconciles to the founders shares disclosed on page 32 of your Form SB-2.

Undertakings, page 78

26.   Please provide the undertaking required by Item 512(e) of Regulation S-B.

Signatures

27.   Please provide the signature of your controller or principal accounting officer.

Exhibit 5.1

28.   Please file the executed opinion prior to effectiveness. We will need sufficient time to review the opinion upon its filing.

* * * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Carroll at (202) 551-3362 or April Sifford, Accounting Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: R. Carroll
       A. Sifford
       A. N. Parker
       C. Moncada-Terry